Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated July 12, 2016 to Prospectus dated December 19, 2014

Registration No. 333-201149

DOMINION RESOURCES, INC.

FINAL TERM SHEET

July 12, 2016

2016 Series A 5.25% Enhanced Junior Subordinated Notes Due 2076

Issuer:	Dominion Resources, Inc.

Principal Amount:	$800,000,000

Over-Allotment Option:	None

Expected Ratings*:	Baa3(stable)/BBB-(stable)/BBB-(stable) (Moody’s/S&P/Fitch)

Trade Date:	July 12, 2016

Settlement Date (T+5)**:	July 19, 2016

Final Maturity Date:	July 30, 2076

Coupon:	5.25%

Interest Payment Dates:	January 30, April 30, July 30 and October 30

First Interest Payment Date:	October 30, 2016

Interest Deferral:	Up to 10 consecutive years per deferral

Par Call:	In whole or in part on one or more occasions on or after July 30, 2021 at 100% of the principal amount, plus accrued and unpaid interest

Tax Event Call:	In whole, but not in part, at any time before July 30, 2021 at 100% of the principal amount, plus accrued and unpaid interest, upon the occurrence of a Tax Event (as defined in the issuer’s preliminary prospectus supplement dated July 12, 2016)

Rating Agency Event Call:	In whole, but not in part, before July 30, 2021 at 102% of the principal amount, plus accrued and unpaid interest, at any time within 90 days after the conclusion of any review or appeal process instituted by the issuer following the occurrence and continuation of a Rating Agency Event (as defined in the issuer’s preliminary prospectus supplement dated July 12, 2016)

Listing:	The issuer intends to apply to list the Junior Subordinated Notes on NYSE; if approved for listing, trading expected to commence within 30 days of issuance

Price to Public:	$25.00 per Junior Subordinated Note

Underwriters’ Purchase Price:	$24.2125 per Junior Subordinated Note $24.50 per Junior Subordinated Notes (for sales to institutions)

CUSIP/ISIN:	25746U844/US25746U8449

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. LLC, UBS Securities LLC and Wells Fargo Securities, LLC

Joint-Leads:	J.P. Morgan Securities LLC and RBC Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated July 12, 2016, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting:

Merrill Lynch, Pierce, Fenner & Smith	1-800-294-1322 (toll free)
Incorporated
Morgan Stanley & Co. LLC	1-800-584-6837 (toll free)
UBS Securities LLC	1-888-827-7275 (toll free)
Wells Fargo Securities, LLC	1-800-645-3751 (toll free)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	We expect that delivery of the Junior Subordinated Notes will be made against payment for the Junior Subordinated Notes on the Settlement Date, which will be the fifth business day following the date of this final term sheet (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Junior Subordinated Notes on the date of this final term sheet or the next succeeding business day will be required, by virtue of the fact that the Junior Subordinated Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.